# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LANDS' END, INC., CIK 0000799288
CUSIP: 51509f105
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: FIVE LANDS' END LANE, DODGEVILLE, Wisconsin (WI), 53533
Date of event which requires filing of this statement: 04/08/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002079224-25-000003
Filed by CIK 0002079224

## Reporting persons
- FMZ Strategies LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (3.3% of the class)
  Comment: FMZ Strategies LLC is owned and managed by AJD SIBLINGS CORPORATION, a Delaware corporation. Frank Zarabi is the CEO of the corporation.

## Item 1. Issuer
Name of issuer: LANDS' END, INC.
Address of issuer's principal executive offices: FIVE LANDS' END LANE, DODGEVILLE, WISCONSIN, 53533.

## Item 2. Person Filing
Name of person filing: FMZ STRATEGIES LLC
Address of principal business office or, if none, residence: 5553-B BANDINI BLVD, BELL, CA 90201
Citizenship: CALIFORNIA

## Item 4. Ownership
Amount beneficially owned: 1,000,000
Percent of class: 3.25
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,000,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- FMZ Strategies LLC: /s/ Frank Zarabi, CEO of AJD SIBLINGS CORPORATION, Manager of FMZ Securities LLC (04/13/2026)